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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

PRESSURE BIOSCIENCES, INC.
(Name of Subject Company (Issuer))

PRESSURE BIOSCIENCES, INC.
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
and associated
Preferred Share Purchase Rights
(Title of Class of Securities)

74112E 10 9
(CUSIP Number of Class of Securities)

Richard T. Schumacher
President and Chief Executive Officer
Pressure BioSciences, Inc.
217 Perry Parkway, Gaithersburg, MD 20877
(301) 208-8100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

Copy to:

Steven R. London, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,250,000	$2,266

*
Calculated solely for purposes of determining the filing fee. The transaction value assumes the purchase by the registrant of 5,500,000 shares of its common stock at $3.50 per share.

**
$117.70 per $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,266
Form or Registration No.:	Schedule TO-I
Filing Party:	Pressure BioSciences, Inc.
Date Filed:	December 27, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-I dated December 27, 2004, as amended and supplemented by Amendment No. 1 to Schedule TO-I filed on January 21, 2005 and Amendment No. 2 to Schedule TO-I filed on January 25, 2005 (the "Schedule TO-I") relating to the issuer tender offer by Pressure Biosciences, Inc., a Massachusetts corporation formerly known as Boston Biomedica, Inc. (the "Company" or "Pressure BioSciences"), to purchase up to 5,500,000 shares of its common stock, $0.01 par value per share (the "Shares"). Pressure BioSciences is offering to purchase these Shares at a purchase price of $3.50 per Share, net to the seller in cash, without interest. Pressure BioSciences' tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 2004 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A) to the Company's Schedule TO-I, and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B) to the Company's Schedule TO-I (and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer") and are herein incorporated by reference.

        The following items of Schedule TO-I are amended and supplemented as set forth below:

Item 4. TERMS OF THE TRANSACTION

(a)    Material Terms

          (1)    Tender Offers

            Item 4(a)(1)(iii) of Schedule TO-I is hereby further amended and supplemented to include the following:

      •
      The expiration date of the Offer has been further extended from 10:00 a.m., Eastern Standard Time, Friday, February 4, 2005, until 10:00 a.m., Eastern Standard Time, on Friday, February 11, 2005. Accordingly, the Offer, proration period and withdrawal rights will expire at 10:00 a.m., Eastern Standard Time, on Friday, February 11, 2005, unless we further extend the Offer.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)    Purposes.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

  •
  Item 6(a) is amended and supplemented by adding the following disclosure, which clarifies how and when our board of directors arrived at the $3.50 per share offer price.

    At the meeting of our board of directors held on April 8, 2004, our board selected the $3.50 per share price based on a balance of two primary factors. One factor was the fairness of the price. The second factor was to leave a sufficient amount of cash to continue our remaining pressure cycling technology business. Our board determined that $3.50 per share was an appropriate balance of these two factors because they believed that this price not only represented a substantial premium over our recent historical trading price as quoted on the Nasdaq National Market (it represented a 33.0% premium over the trading price as of April 7, 2004), but it also left our remaining pressure cycling technology operations with a sufficient amount of cash to operate its business for the near term.

    Following the April 8, 2004 meeting of our board and continuing after completion of the SeraCare transaction and through December 20, 2004, the date on which our board finally determined to commence the issuer tender offer at $3.50 per share for up to 5,500,000 shares of our common stock, as described in the Offer to Purchase, our board continued to review and analyze the use of proceeds from the sale of assets to SeraCare and continued to engage in a thorough analysis as to the fairness of $3.50 per share offer price, including further due diligence to determine whether to engage in the tender offer, how many shares to offer to purchase, and whether $3.50 per share was a fair price. Although following the April 8, 2004 meeting we expressed our intention in press releases and in our proxy statement for the special meeting of stockholders held in September 2004 to engage in a tender offer to purchase up to 6,000,000 shares of our common stock at $3.50 per share following the closing of the sale to SeraCare, it was not until December 20, 2004 that our board finally approved the terms of this Offer, as described in the Offer to Purchase.

  •
  Item 6(a) is further amended and supplemented by adding the following disclosure, which clarifies what we mean by "transactions contemplated by the asset purchase agreement" with SeraCare Life Sciences, Inc. on page 10 of the Offer to Purchase:

    The transactions contemplated by the asset purchase agreement were the sale of substantially all of the assets of our BBI Diagnostics and BBI Biotech business units and certain transition related matters associated with the sale of assets and specifically enumerated in the asset purchase agreement. These transactions included the transfer of real estate, and the execution and delivery of an escrow agreement, bill of sale, assignments of leases, contract rights, patents and trademarks, assumption of liabilities, and a transition services agreement.

Item 12. EXHIBITS

(a)	(1)(A)	Offer to Purchase dated December 27, 2004 (1)
(a)	(1)(B)	Letter of Transmittal(1)
(a)	(1)(C)	Notice of Guaranteed Delivery of Shares of Common Stock(1)
(a)	(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)
(a)	(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)
(a)	(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)
(a)	(5)(A)	Press Release dated January 25, 2005(2)
(a)	(5)(B)	Press Release dated February 3, 2005

(1)
The foregoing exhibits were filed as exhibits to the Company's Schedule TO-I filed with the Commission on December 27, 2004, and are incorporated herein by this reference.

(2)
The foregoing exhibit was filed as an exhibit to the Company's Amendment No. 2 to Schedule TO-I filed with the Commission on January 25, 2005, and is incorporated herein by this reference.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)    Purposes.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" is incorporated herein by reference.

(c)    Reasons.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer," "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Position of the Special Committee, Board of Directors and Filing Persons" and "Special Factors—Section 4. Position of the

Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference.

  •
  Items 7(a) and 7(c) are amended and supplemented by incorporating by reference to the disclosure added to Item 6(a) of this Schedule TO-I above.

(d)    Effects.    The information set forth in the Offer to Purchase under "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Certain Effects of the Offer" and "Special Factors—Section 3. United States Federal Income Tax Consequences" is incorporated herein by reference.

  •
  Item 7(d) is amended and supplemented by adding the following disclosure, which provides Mr. Schumacher's interest in the Company's net book value as of September 30, 2004 in both dollar amount and percentage based on his current ownership interest prior to the Offer:

    The following table shows Mr. Schumacher's interest in our net book value as of September 30, 2004 in both dollar amount and percentage based on his current ownership interest prior to the Offer:

Name	Ownership Percentage(1)	Net Book Value(2)
Richard T. Schumacher	10.97%	$2,747,303

  (1)
  Includes 637,907 shares currently issued and outstanding and held by Mr. Schumacher and includes currently exercisable options to purchase 130,000 shares held by Mr. Schumacher. Does not include 44,890 shares beneficially owned by Mr. Schumacher's spouse.

  (2)
  Based on Pressure BioSciences' stockholders equity of $25,043,783 as of September 30, 2004.

    Assuming completion of the Offer, Mr. Schumacher's percentage ownership interest will increase from 10.97% to 38.9% and his interest in our net book value will decrease by approximately $495,000, from $2,747,303 (prior to the Offer) to $2,253,782 (assuming completion of the Offer).

SCHEDULE 13E-3, ITEM 8. FAIRNESS OF THE TRANSACTION.

(b)    Factors Considered in Determining Fairness.    The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2. Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer—Background and Purposes of the Offer" and "Special Factors—Section 4. Position of the Special Committee, Board of Directors and Filing Persons; Fairness of the Offer—Fairness of Offer" is incorporated herein by reference. The net book value per share of our common stock as of September 30, 2004 was approximately $3.65.

  •
  Item 8(b) is amended and supplemented by adding the following disclosure, which clarifies the factors considered by the board of directors in determining fairness:

    As of September 30, 2004, the net book value per share of currently issued and outstanding shares of our common stock was approximately $3.65. On a fully-diluted basis, taking into account outstanding in-the money stock options, the net book value per share was approximately $3.55. Stockholders should consider this information in deciding whether or not to tender in the Offer and whether or not to withdraw previously tendered shares. Despite the fact that the net book value per share is greater than $3.50 per share being offered to stockholders in the Offer, our board of directors, special committee thereof and Mr. Schumacher reaffirm their belief that $3.50 per share is fair from a financial point of view to our unaffiliated stockholders for all the reasons described in the Offer to Purchase. As with many transactions, there is a range of values that would be fair to stockholders. Our board of directors, special committee thereof and Mr. Schumacher, each believe that $3.50 per share is within the range of fairness to those stockholders who decide to tender, and is also fair to those stockholders who do not tender because we expect our remaining cash will be sufficient to enable us to continue as an ongoing business through March 2006, at which time we may need to raise additional funds through debt or equity financing. Some of these additional funds may come from any remaining portion of the funds being held in escrow that may be released to us in March 2006.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRESSURE BIOSCIENCES, INC.
By:	/s/ RICHARD T. SCHUMACHER Name: Richard T. Schumacher Title: President and Chief Executive Officer
Dated: February 3, 2005

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INTRODUCTION
  Item 4. TERMS OF THE TRANSACTION
  Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  Item 12. EXHIBITS
  Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES